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DSM Press Release

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2004 SEP -8 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporat[redacted]
P.O. Box 6500,
Telephone (31)
Internet: www.ds
E-mail : media.re

04036699

Unlimited. DSM partners in sport

SUPPL

DSM ANNOUNCES COMMERCIAL ROLLOUT OF PEPTOPRO® AND NEW ALLIANCE WITH DUTCH OLYMPIC HERO

Olympian Inge de Bruijn to be the 'face' of PeptoPro® as it is launched across Europe

Athens – 26th August 2004 – DSM, the Netherlands based Life Sciences and Performance Materials company, today announced the commercial launch of its specialist sports recovery drink, PeptoPro®Sports, which will be fronted by gold medal winning Dutch swimmer Inge de Bruijn, the most successful Dutch Olympian in history.

DSM has signed a deal with German company Haleko, the number one sports nutrition company in Europe, to make PeptoPro® commercially available across Europe and the rest of the world from 1 January 2005, with the first marketing campaign set to run in Germany. The deal means that Haleko will have production rights for PeptoPro® and Haleko's international network and capabilities will provide PeptoPro® with a proven global marketing and distribution operation. As a result, PeptoPro® will be available to amateur athletes and fitness enthusiasts around the world after a period of being exclusively available to the Dutch Olympic team.

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Dutch household name Inge de Bruijn, whose tally of medals at the Athens Games totalled an impressive four, one gold, one silver and two bronze (added to her four medals at the Sydney Games) has also been signed by DSM to be the 'face' of PeptoPro® throughout the coming marketing campaign.

Inge, who is the most successful Dutch athlete ever to compete at the Olympic Games, has herself been using PeptoPro® in training and had the drink shipped specially to the USA where she was training with US coach Paul Bergen.

"83% of the global Sports Energy Drink market is concentrated in five countries – Germany, the UK, the USA, Japan and Thailand and this distribution deal today represents the first step in ensuring that we bring PeptoPro® to all of these markets, as well as many others" says Richard Calk, Business Director of the recently set up business unit for PeptoPro® within DSM Food Specialties, DSM's Business Group who developed the product.

Calk continues "We've tested and developed PeptoPro®Sports over a period of three years and exclusively supplied some 200,000 cans to Dutch Olympic athletes since December 2003. So the time is now right to go for a commercial launch. We believe

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that Haleko, with their proven record of developing large and reliable brands like Multipower, Champ and Multaben, are exactly the right people for us to work with to bring PeptoPro® to market. And we are absolutely delighted that Inge de Bruijn, who trains with PeptoPro®, has agreed to be closely associated with marketing the drink – as a gold-medal winning Olympian in a sport that demands fast muscle recovery, she is the perfect ambassador for PeptoPro®."

Haleko will market the drink as the Multipower Recharge Drink, which will be branded with the DSM PeptoPro® logo, and will use PeptoPro® as an ingredient in the development of other products such as nutrition bars and protein powders.

PeptoPro®Sports is the first sports drink to use peptides and enables dramatic improvements in the recovery time of athletes by speeding up the rate at which muscle energy stores are replenished after exercise. According to The University of Maastricht's nutrition and toxicology research unit (NUTRIM), the drink leads to a 5% better average performance level in athletes using PeptoPro® compared to those using an ordinary, sugar-based, sports drink.

Unlike traditional sports recovery drinks, whose key ingredient is sugar, PeptoPro® also contains protein components (peptides), which had not previously been used in sports recovery drinks because their taste was too bitter. The central advantage of PeptoPro® is that the proteins do not have to be digested in the stomach to make peptides because they are already present in the drink and can be absorbed directly and more rapidly into the blood stream. Absorption of the peptides stimulates the body's production of insulin, which ensures that glucose is transported more rapidly from the blood into the muscle cells. Having reached the muscle, glucose is converted into glycogen, which acts as muscle fuel. The faster this process takes place following high-intensity exercise, the faster athletes can recover and therefore train or perform again at their optimum level. Because of its capacity to replenish muscle energy reserves, as opposed to building muscle tissue, for example, PeptoPro® is particularly suited to endurance events.

"DSM has developed this product as a result of their sponsorship of the Dutch Olympic team and many high-profile Dutch athletes have benefited from training with PeptoPro®Sports" says Mrs Katja Schmelzing, Marketing Manager for the Multipower Brand at Haleko. "DSM and Haleko are therefore going to work in a partnership to introduce the Multipower Recharge Drink with PeptoPro® worldwide. This launch will not only focus on professional athletes and teams but will also be available to trainers and fitness enthusiasts all around the globe via our wide distribution channel of gyms, body shops, drugstores and pharmacies. In addition to this, DSM and Haleko plan to stage a huge PR and Sponsorship campaign that will make the Multipower Recharge Drink with PeptoPro® the centre of interest for a broad consumer audience which is already showing increasing interest in the product."

About DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8

billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

About Multipower

Multipower is Europe´s leading brand for sports food nutrition and is selling over 250 products in 30 countries worldwide. The annual turnover counts for 25 Mio. Euro and is generated via sales in gyms, sport shops, drugstores, health food stores and pharmacies. Since it´s foundation in 1977 Multipower has been standing for high quality and efficient products as well as for real innovations. Multipower is one of five brands of Haleko GmbH, a company located in Hamburg/Germany that makes an annual turnover of 85 Mio. Euro. Haleko´s mission is "to develop and provide high quality branded supplements and other alternatives that promote health and wellness". More information about Multipower can be found at www. Multipower.de (German).

Note to Editors

Pictures of all DSM innovations for Athens 2004, including PeptoPro®Sports can be found in the **Media** section at www.dsm.com.

For more information:

Media

DSM, Corporate Communications:

In Athens	Médard Schoenmaeckers		+31 6 515 48520
	George Bethanis		+30 6 932 194406

In the Netherlands:

DSM corporate communications		+31 45 578 2421
	fax	+31 45 574 0680
		media.relations@dsm.com

Investors

DSM Investor Relations

Tel. +31 (45) 5782864, fax +31 (45) 5782595

E-mail: investor.relations@dsm.com

Internet: www.dsm.com

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